JCDecaux



06011949

82-34631


SEC MAIL
PROCESSING
RECEIVED
MAR 2 4 2006
WASH, D.C.
185
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication
Extérieure

Neuilly-sur-Seine, 22th March 2006

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a press release in relation to JCDecaux SA winning a contract for bus shelters in New Delhi (India) ;
- a press release in relation to JCDecaux SA 2005 financial statements.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail (danylouise.richet@jcdecaux.fr) or by telephone (33 1 30 79 49 07), should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Dany Louise RICHET
Legal Department
Head of the Stock Market / Corporate Law Department

Enc. 2

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

JCDecaux

JCDecaux wins its first contract in India

Out of Home Media

Paris, 13 March 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that JCDecaux Advertising India Pte Ltd, a wholly owned subsidiary of JCDecaux, has signed the exclusive 15-year bus shelter advertising contract for the centre of New Delhi, following an invitation to tender.

Under the terms of the contract signed with New Delhi Municipal Council (NDMC), JCDecaux will operate 197 bus shelters, incorporating 591 advertising faces. The bus shelters will be installed in some of the most prominent locations in the centre of New Delhi. The company will also have first refusal for additional shelters to be requested by NDMC.

As the capital city of India and host for the 2010 Commonwealth Games, New Delhi, which has a population of 14 million, is quickly transforming itself into a modern capital city and JCDecaux is committed to using this new company as a platform from which to develop New Delhi's outdoor advertising infrastucture in a market that has grown at around 11,5% in 2005 and is expected to grow at 16% in 2006 (source : Indian Outdoor Advertising Association).

This contract for New Delhi is consistent with JCDecaux's strategy of building its presence in the rapidly growing Asian outdoor advertising market. The Group's move into India follows its expansion in mainland China during 2005. In the year, JCDecaux has become China's largest outdoor advertising company through a combination of new contract wins and selective acquisitions.

At the signing of this historic contract, **the spokeperson of NDMC,** said: *« This landmark collaboration between NDMC and the world's leading street furniture company, JCDecaux, will improve the NDMC's public services and enhance our streetscape. We are delighted that we will be able to use modern street furniture concepts in the historical city of New Delhi.»*

Jean-Charles Decaux, co-CEO of JCDecaux said: *«This contract is a major milestone for our development in the Indian market which has undergone tremendous growth in recent years, a trend we expect to continue. JCDecaux, number one street furniture company worldwide, now operates in 46 countries. The Group is looking forward to sharing its knowledge and expertise with the city of New Delhi as it brings its high quality products and professionalism to India. We believe that our track record of enhancing the world's leading cities with the best outdoor advertising products will ensure the success of this contract and lead to other opportunities in India. "*

JCDecaux

Key information about the Group

- *2005 revenues: €1,745.2m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

FILE 82-5247

JCDecaux

JCDecaux's 2005 results: 25% increase in net income, organic revenue growth expected to accelerate in 2006

Out of Home Media

These results and 2004 comparables are published under IFRS standards.

- **Revenues up 7.2% to €1,745.2 million, organic revenues up 4.0%, outperforming the global advertising market[1]**
- ***Operating margin rises 2.1% to €474.1 million***
- **EBIT up 4.1% at €299.0 million**
- **Net income Group share rises 25.0% to €195.3 million**
- **First time dividend of €0.40 per share**
- **Stable free cash flow at €189.2 million**
- **Major expansion in China**
- **Acceleration of organic revenue growth expected in 2006**

Paris, 15 March 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today announced its results for the year ended December 31, 2005, confirming a sound performance in 2005.

Revenues

As reported on 1 February 2006, consolidated revenues increased 7.2% to €1,745.2 million in 2005. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 4.0%, reflecting solid growth in Street Furniture, a slight decline in Billboard and a very good performance in Transport, which produced double digit growth.

Operating Margin[2]

Group operating margin increased by 2.1% to €474.1 million from €464.3 million in 2004. The operating margin as a percentage of consolidated revenues was 27.2%, down 130 basis points compared to the prior period (2004: 28.5%), reflecting the decrease in the Street Furniture operating margin as a percentage of revenues, the higher contribution from the lower-margin Transport division and the slight increase in Billboard profitability.

- **Street Furniture:** Operating margin decreased by 0.3% to €384.4 million. The operating margin as a percentage of revenues was 41.5%, a decrease of 220 basis points compared to 2004. This decrease was due mainly to the challenging French advertising market, where our revenues declined slightly over the year. However, strong operating margin improvements were recorded in the United Kingdom and Scandinavia, as well as in the United States and Asia-Pacific, where contracts won since 2001 (Los Angeles, Chicago, Vancouver, Bangkok, Seoul etc.) have significantly increased their contribution to the Street Furniture operating margin.

- **Billboard:** Operating margin increased by 0.7% to €58.6 million. As a percentage of revenues, the Operating Margin reached 13.7% compared to 13.5% in 2004. While revenues decreased over the year, this good performance was mainly driven by tight control on costs and leases, particularly in France, the United Kingdom, Spain, Portugal and Italy.

- **Transport:** Operating margin increased by 51.7% to €31.1 million, leading to an improvement in operating margin as a percentage of revenues of 130 basis points to 7.9%. This improvement was driven by the strong organic revenue growth reported in most countries and the first-time impact of the Chinese acquisitions (MediaNation and Media Partners International) to the Group's earnings.

EBIT[(3)]

EBIT increased by a sound 4.1% to €299.0 million, up from €287.1 million in 2004. The Group's EBIT margin reached 17.1% of consolidated revenues, down from 17.6% in the prior year. The €10 million fine imposed by the French Competition Council - a decision which JCDecaux had appealed in July 2005 - was finally revised to €2 million by the Paris Court of Appeal.

Net income Group share

Net income Group share increased by 25.0% to €195.3 million, compared to €156.2 million in 2004. The net income Group share as a percentage of revenues was 11.2%. This strong performance was driven by the increase in EBIT, positive foreign exchange variations within the financial result, the tax rate decrease, the increase of equity affiliates, and the significant decrease of minority interests.

Dividend

At the next Annual General Meeting of Shareholders (to be held on May 10th, 2006), the Executive Board will recommend a first-time dividend of €0.40 per share for the 2005 financial year. This decision reflects the strength of JCDecaux's cash flow and balance sheet while retaining the Group's ability to capture future growth opportunities. The dividend will be paid on June 12th 2006. The Group expects to pay a dividend on a yearly basis from 2006.

Capital expenditure

Net capex (acquisition of tangible and intangible assets, net of disposals) was €141.3 million, compared to €141.5 million in the prior year.

Cash flows

The Group continued to generate strong net cash flow from operating activities at €330.5 million, compared to €333.5 million in the prior year.
Free cash flow[(4)] decreased by 1.5% to €189.2 million.

Net debt[(5)]

Following the three Chinese acquisitions in 2005 and the purchase of some significant minority interests, financial investments exceeded the amount of free cash flow generated in 2005. As a consequence, net debt (under IFRS standards) as of 31 December 2005 increased by €132.4 million to €601.4 million compared to €469.0 million as of 31 December 2004.

Major expansion in China

In 2005, the Group made very good progress in increasing its exposure to the fast-growing Chinese advertising market, both through acquisitive and organic growth. Following the acquisitions of MediaNation and Media Partners International in mainland China, JCDecaux became the number one outdoor advertising operator in the country, with a strong presence in the largest Chinese cities, mainly through bus and subway advertising. In Hong Kong, the Group acquired Texon, the number one bus shelter company, and reinforced its leadership in this market.
In terms of organic growth, JCDecaux won the Shanghai Airports' advertising contract, becoming the exclusive partner of the Airport Authorities for 15 years and

the Tianjin subway advertising contract, also for 15 years. The Group also won the rights to install and operate 500 newspaper reading stands with scrolling advertising panels in some of the best locations in Beijing, in partnership with the Gehua Group.

Commenting on the 2005 results, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

"The strong increase in earnings and the first-time dividend are the result of a sound operational performance in 2005. Once again, our organic revenue growth exceeded the growth of the global advertising market. The dividend payment reflects the strength of our cash flows and the flexibility of our balance sheet, which allow us to return cash to our shareholders while also preserving our ability to fully capture future organic and acquisitive growth opportunities.
In 2005, as part of our strategy to expand into emerging markets, JCDecaux penetrated the fast-growing Chinese advertising market, and became the country's number one outdoor advertising company.
Our development in this market, which will represent more than 10% of Group revenues in 2006, and the solid revenue increase from the United States and the rest of Asia-Pacific, will fuel the acceleration of our organic revenue growth, which should exceed 5% in 2006."

(1) Growth of the global advertising market in 2005: 3.7% (Ad Barometer study realised by the BIPE for OMD France & Interdeco - March 2006)
(2) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses
(3) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Maintenance spare parts less Other operating income and expenses
(4) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).
(5) **Net debt** = Debt net of cash including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests)

Next information:
Q1 2006 revenues: 26 April 2006 (before market)
Annual General Meeting of Shareholders: 10 May 2006

Key Figures for the Group:

- 2005 revenues: €1,745.2M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (190,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 715,000 advertising panels in 46 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

Assets

In million euros	12/31/2005	12/31/2004
Intangible assets (net)	157.8	40.9
Goodwill	1,198.1	1,041.2
Property, plant and equipment (net)	920.1	888.0
Investments in associates	240.2	209.7
Financial investments	6.3	6.9
Financial derivatives	0.3	0.7
Other financial investments (net)	23.8	17.0
Deferred tax assets	20.3	7.2
Current tax assets	0.9	0.9
Other receivables (net)	32.5	28.1
NON-CURRENT ASSETS	2,600.3	2,240.6
Other financial investments (net)	0.7	0.6
Inventories (net)	81.5	75.8
Trade and other receivables (net)	574.1	500.2
Current tax assets	3.0	1.4
Cash and cash equivalents	114.7	52.7
CURRENT ASSETS	774.0	630.7
TOTAL ASSETS	3,374.3	2,871.3

Liabilities and Equity

In million euros	12/31/2005	12/31/2004
Share capital	3.4	3.4
Additional paid-in capital	945.6	933.2
Consolidated reserves	637.7	510.0
Net income for the period (Group share)	195.3	156.2
Translation adjustments	4.4	(2.6)
Minority interests	(33.5)	(16.4)
TOTAL EQUITY	1,752.9	1,583.8
Provisions for contingencies and losses	171.8	152.6
Deferred tax liabilities	105.0	78.8
Financial debt	631.7	447.4
Debt on commitments to purchase minority interests	63.0	60.0
Other payables	8.9	2.5
Financial derivatives	20.3	35.5
NON-CURRENT LIABILITIES	1,000.7	776.8
Provisions for contingencies and losses	12.3	9.7
Financial debt	46.3	23.9
Debt on commitments to purchase minority interests	3.8	0.0
Financial derivatives	1.1	1.0
Trade and other payables	509.4	435.3
Current tax payable	30.8	26.2
Bank overdrafts	17.0	14.6
CURRENT LIABILITIES	620.7	510.7
TOTAL LIABILITIES AND EQUITY	3,374.3	2,871.3

INCOME STATEMENT

In million euros	2005	2004
NET REVENUES	1,745.2	1,627.3
Direct operating expenses	(962.2)	(871.1)
Selling, general and administrative expenses	(308.9)	(291.9)
OPERATING MARGIN	474.1	464.3
Depreciation, amortization and provisions	(146.1)	(141.2)
Maintenance spare parts	(27.3)	(37.3)
Other operating income and expenses	(1.7)	1.3
EBIT	299.0	287.1
Net interest expenses	(19.2)	(20.8)
Other net financial expenses	(5.4)	(10.8)
FINANCIAL RESULT	(24.6)	(31.6)
Income tax	(84.8)	(93.6)
Share of net profit of associates	9.4	6.5
INCOME FOR THE YEAR FROM CONTINUING OPERATIONS BEFORE IMPAIRMENT OF GOODWILL AND RESULT FROM DISCONTINUED OPERATIONS	199.0	168.4
Result from discontinued operations	0.0	0.0
Impairment of goodwill	0.0	(3.0)
CONSOLIDATED NET INCOME	199.0	165.4
Minority interests	3.7	9.2
NET INCOME (GROUP SHARE)	195.3	156.2
Earnings per share (in euros) (1)	0.883	0.705
Earnings per share diluted (in euros) (1)	0.880	0.704
Weighted average number of shares (1)	221,129,562	221,411,893
Weighted average number of shares (diluted) (1)	221,853,793	221,808,944

(1) After deduction of treasury shares acquired by JCDecaux SA in 2002 and in 2005, and cancelled in 2005.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In million euros)	Group								Minority interests	Total
	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total		
					Financial derivatives instruments	AFS securities	Translation reserve adjustment			
Equity as of December 31, 2003	3.4	923.6	(2.1)	511.8	(0.1)	(0.7)	0.0	1,435.9	(13.7)	1,422.2
Net income for the period				156.2				156.2	9.2	165.4
Change in translation adjustment							(2.6)	(2.6)	0.2	(2.4)
Balance of income and expenses recognized for the period				156.2			(2.6)	153.6	9.4	163.0
Capital increase		6.1						6.1		6.1
Distribution of dividends								0.0	(12.5)	(12.5)
Share-based payments		3.5						3.5		3.5
Change in consolidation scope								0.0	(0.1)	(0.1)
Other				1.1				1.1	0.5	1.6
Equity as of December 31, 2004	3.4	933.2	(2.1)	669.1	(0.1)	(0.7)	(2.6)	1,600.2	(16.4)	1,583.8
Net income for the period				195.3				195.3	3.7	199.0
Change in translation adjustment							7.0	7.0	(0.2)	6.8
Balance of income and expenses recognized for the period				195.3			7.0	202.3	3.5	205.8
Capital increase (1)		8.4						8.4		8.4
Distribution of dividends								0.0	(9.6)	(9.6)
Assets Available-for-sale						0.5		0.5	0.1	0.6
Cash flow hedge					(0.1)			(0.1)		(0.1)
Deferred tax on cash flow hedge								0.0		0.0
Share-based payments		4.0						4.0		4.0
Treasury shares:										
- Purchase			(28.9)					(28.9)		(28.9)
- Cancellation			31.0	(31.0)				0.0		0.0
Debt on commitments to purchase minority interests								0.0	(0.6)	(0.6)
Change in consolidation scope								0.0	(10.5)	(10.5)
Equity as of December 31, 2005	3.4	945.6	0.0	833.4	(0.2)	(0.2)	4.4	1,786.4	(33.5)	1,752.9

(1) In 2005, the increase in JCDecaux SA's share capital and additional paid in capital is related to the exercise of stock options.

CASH FLOW STATEMENT

In million euros	2005	2004
Net income before tax	283.8	259.0
Share of net profit of associates	(9.4)	(6.5)
Dividends received from non-consolidated subsidiaries	(0.1)	(0.3)
Expenses related to share-based payments	4.0	3.5
Depreciation, amortization and provisions	144.2	145.5
Capital gains and losses	(1.4)	(0.5)
Discounting expenses	11.8	8.0
Net financial interest expenses	19.2	20.8
Financial derivatives and translation adjustments	(17.5)	(2.5)
Change in working capital	(8.4)	(7.2)
Change in inventories	(4.4)	20.0
Change in trade and other receivables	(17.5)	(34.8)
Change in trade and other payables	13.5	7.6
CASH PROVIDED BY OPERATING ACTIVITIES	426.2	419.8
Net financial interest paid	(19.2)	(21.3)
Income taxes paid	(76.5)	(65.0)
NET CASH PROVIDED BY OPERATING ACTIVITIES	330.5	333.5
Acquisitions of intangible assets and property, plant and equipment	(148.3)	(151.2)
Acquisitions of financial assets (long-term investments)	(240.7)	(14.8)
Acquisitions of financial assets (other)	(15.3)	(5.6)
Total investments	(404.3)	(171.6)
Proceeds on disposal of intangible assets and property, plant and equipment	7.0	9.7
Proceeds on disposal of financial assets (long-term investments)	0.4	0.7
Proceeds on disposal of financial assets (other)	1.1	1.4
Total disposals of assets	8.5	11.8
NET CASH USED IN INVESTING ACTIVITIES	(395.8)	(159.8)
Dividends paid to minority shareholders of subsidiaries	(9.6)	(12.5)
Purchase of treasury shares	(28.9)	0.0
Repayment of debt	(88.6)	(349.2)
Repayment of debt (finance lease)	(2.7)	(2.3)
Cash outflow from financing activities	(129.8)	(364.0)
Dividends received	6.1	4.9
Capital increase	8.4	6.9
Increase in long-term borrowings	237.6	72.5
Cash inflow from financing activities	252.1	84.3
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	122.3	(279.7)
Effect of exchange rate fluctuations	2.6	(0.9)
CHANGE IN NET CASH POSITION	59.6	(106.9)
Net cash position beginning of period	38.1	145.0
Net cash position end of period	97.7	38.1